

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2016

<u>Via E-mail</u>
LeRoy T. Carlson, Jr.
President and Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602

      Re: **Telephone and Data Systems, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 24, 2016
             File No. 1-14157

Dear Mr. Carlson:

      We refer you to our comment letter dated October 27, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance